SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 18, 2012

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated October 18: Nokia Corporation Q3 2012 Interim Report

INTERIM REPORT
Nokia Corporation	October 18, 2012 at 13:00 (CET +1)

Nokia Corporation Q3 2012 Interim Report

FINANCIAL AND OPERATING HIGHLIGHTS

Nokia Group non-IFRS EPS in Q3 2012 of EUR -0.07, reported EPS EUR -0.26

•                  Nokia Group achieves operating profitability on an underlying basis, with Q3 non-IFRS operating margin of 1.1%.

•                  Nokia Siemens Networks non-IFRS operating margin significantly improved quarter-on-quarter and year-on-year to 9.2% in Q3; company executing well on restructuring and strategy that focuses on key markets and product segments.

•                  Devices & Services Q3 non-IFRS operating margin improved quarter-on-quarter to negative 7.4%.

•                  Nokia Group ended Q3 with gross cash of EUR 8.8 billion and net cash of EUR 3.6 billion.

•                  Nokia Group Q3 net cash from operating activities of negative EUR 429 million, including cash outflows related to restructuring activities of approximately EUR 390 million.

Nokia Group net sales in Q3 2012 were EUR 7.2 billion, down from EUR 7.5 billion in Q2 2012

•                  Nokia Siemens Networks net sales increased quarter-on-quarter and year-on-year to EUR 3.5 billion.

•                  Lumia Q3 volumes decreased quarter-on-quarter to 2.9 million units, as we shared the exciting innovation ahead with our new line of Lumia products.

•                  Mobile Phones Q3 volumes increased quarter-on-quarter to 77 million units; strong sales start for new Asha full touch smartphones, with volumes of 6.5 million units.

Commenting on the Q3 results, Stephen Elop, Nokia CEO, said:

“As we expected, Q3 was a difficult quarter in our Devices & Services business; however, we are pleased that we shifted Nokia Group to operating profitability on a non-IFRS basis.

In Q3, we continued to manage through a tough transitional quarter for our smart devices business as we shared the exciting innovation ahead with our new line of Lumia products.

In our mobile phones business, the positive consumer response to our new Asha full touch smartphones translated into strong sales. And in Q3, our mobile phones business delivered a solid quarter with sequential sales growth and improved contribution margin.

In Location & Commerce, we made progress establishing our platform offering with customers like Amazon. This is in line with our plan to expand our location offering to more customers.

And, Nokia Siemens Networks had a remarkable quarter in which we achieved record profitability on a non-IFRS basis and the Nokia Siemens Networks cash balance increased for the fourth quarter in a row.

While we continue to focus on transitioning Nokia, we are determined to carefully manage our financial resources, improve our competitiveness, return our Devices & Services business to positive operating cash flow as quickly as possible, and ultimately provide more value to our shareholders.”

SUMMARY FINANCIAL INFORMATION

	Reported and Non-IFRS third quarter 2012 results(1),(2),(3)
EUR million	Q3/2012	Q3/2011	YoY Change	Q2/2012	QoQ Change
Nokia
Net sales	7 239	8 980	-19%	7 542	-4%
Operating profit	-576	-71		-826
Operating profit (non-IFRS)	78	252	-69%	-327
Operating margin %	-8.0%	-0.8%		-11.0%
Operating margin % (non-IFRS)	1.1%	2.8%		-4.3%
EPS, EUR diluted	-0.26	-0.02		-0.38
EPS, EUR diluted (non-IFRS)(4)	-0.07	0.03		-0.08
Net cash from operating activities	-429	852		102
Net cash and other liquid assets(5)	3 564	5 067	-30%	4 197	-15%
Devices & Services(6)
Net sales	3 563	5 392	-34%	4 023	-11%
Smart Devices net sales	976	2 194	-56%	1 541	-37%
Mobile Phones net sales	2 366	2 915	-19%	2 291	3%
Mobile device volume (mn units)	82.9	106.6	-22%	83.7	-1%
Smart Devices volume (mn units)	6.3	16.8	-63%	10.2	-38%
Mobile Phones volume (mn units)	76.6	89.8	-15%	73.5	4%
Mobile device ASP(7)	43	51	-16%	48	-10%
Smart Devices ASP(7)	155	131	18%	151	3%
Mobile Phones ASP(7)	31	32	-3%	31	0%
Operating profit	-683	168		-474
Operating profit (non-IFRS)	-263	258		-365
Operating margin %	-19.2%	3.1%		-11.8%
Operating margin % (non-IFRS)	-7.4%	4.8%		-9.1%
Location & Commerce(6)
Net sales	265	282	-6%	283	-6%
Operating profit	-56	-85		-95
Operating profit (non-IFRS)	37	28	32%	41	-10%
Operating margin %	-21.1%	-30.1%		-33.6%
Operating margin % (non-IFRS)	14.0%	9.9%		14.5%
Nokia Siemens Networks(6)
Net sales	3 501	3 413	3%	3 343	5%
Operating profit	182	-114		-227
Operating profit (non-IFRS)	323	6		27
Operating margin %	5.2%	-3.3%		-6.8%
Operating margin % (non-IFRS)	9.2%	0.2%		0.8%

Note 1 relating to January-September 2012 results: Nokia reported net sales were EUR 22 135 million and reported EPS (diluted) was EUR -0.89 for the period from January 1 to September 30, 2012. Further information about the results for the period from January 1 to September 30, 2012 can be found on pages 20, 27, 28 and 31 of the complete Q3 2012 interim report with tables.

Note 2 relating to non-IFRS results: Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from (i) the formation of Nokia Siemens Networks and (ii) all business acquisitions completed after June 30, 2008.  Nokia believes that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. See note 3 below for information about the exclusions from our non-IFRS results. More information, including a reconciliation of our Q3 2012 and Q3 2011 non-IFRS results to our reported results, can be found in our complete Q3 2012 interim report with tables on pages 19 and 22-26. A reconciliation of our Q2 2012 non-IFRS results to our reported results can be found in our complete Q2 interim report with tables on pages 21-25 published on July 19, 2012.

Note 3 relating to non-IFRS exclusions:

Q3 2012 — EUR 654 million (net) consisting of:

•                  EUR 74 million restructuring charge and other associated items in Nokia Siemens Networks, including EUR 3 million of net charges related to country and contract exits based on new strategy that focuses on key markets and product segments.

•                  EUR 2 million restructuring charge in Location & Commerce

•                  EUR 454 million restructuring charge and other associated items in Devices & Services

•                  EUR 67 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 91 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

•                  EUR 35 million positive item from a cartel claim settlement in Devices & Services

Q3 2012 taxes — EUR 157 million non-cash deferred tax expense related to corporate reorganizations arising from Location & Commerce business integration.

Q2 2012 — EUR 499 million consisting of:

•                  EUR 190 million restructuring charge and other associated items in Nokia Siemens Networks, including EUR 70 million of charges related to country and contract exits based on new strategy that focuses on key markets and product segments.

•                  EUR 10 million restructuring charge in Location & Commerce

•                  EUR 80 million restructuring charge and associated impairments EUR 28 million in Devices & Services

•                  EUR 64 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 126 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

Q2 2012 taxes — EUR 800 million valuation allowances for Devices & Services deferred tax assets adversely affecting Nokia taxes

Q3 2011 — EUR 323 million (net) consisting of:

•                  EUR 26 million restructuring charge and other associated items in Nokia Siemens Networks

•                 EUR 59 million restructuring charge and EUR 54 million associated impairments in Devices & Services

•                  EUR 24 million positive Accenture deal closing adjustment in Devices & Services

•                  EUR 94 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 113 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

Note 4 relating to non-IFRS Nokia EPS:

Nokia taxes were unfavorably impacted by Devices & Services taxes as no tax benefits are recognized for certain Devices & Services deferred tax items. If Nokia’s earlier estimated long-term tax rate of 26% had been applied, non-IFRS Nokia EPS would have been approximately 4.2 Euro cent higher in Q3 2012. Going forward on a non-IFRS basis, until a pattern of tax profitability is reestablished, Nokia expects to record quarterly tax expense of approximately EUR 50 million related to its Devices & Services business and approximately EUR 50 million related to its Nokia Siemens Networks business. Nokia expects to continue to record taxes related to its Location & Commerce business at a 26% rate.

Note 5 relating to Nokia net cash and other liquid assets: Calculated as total cash and other liquid assets less interest-bearing liabilities. For selected information on Nokia Group interest-bearing liabilities, please see the table on page 33 of the complete Q3 2012 interim report with tables

Note 6 relating to operational and reporting structure: We adopted our current operational structure during 2011 and have three businesses: Devices & Services, Location & Commerce and Nokia Siemens Networks and four operating and reportable segments: Smart Devices and Mobile Phones within Devices & Services, Location & Commerce and Nokia Siemens Networks. Smart Devices focuses on smartphones and Mobile Phones focuses on mass market mobile devices, including Asha full touch smartphones. Devices & Services also contains Devices & Services Other which includes net sales of our luxury phone business Vertu, spare parts and related cost of sales and operating expenses, as well as intellectual property related income and common research and development expenses. In October 2012, we completed the divestment of Vertu to EQT VI, a European private equity firm.  Location & Commerce focuses on the development of location-based services and local commerce. Nokia Siemens Networks is one of the leading global providers of telecommunications infrastructure hardware, software and services.

Note 7 relating to average selling prices (ASP): Mobile device ASP represents total Devices & Services net sales (Smart Devices net sales, Mobile Phones net sales, and Devices & Services Other net sales) divided by total Devices & Services volumes. Devices & Services Other net sales includes net sales of Nokia’s luxury phone business Vertu and spare parts, as well as intellectual property income. Smart Devices ASP represents Smart Devices net sales divided by Smart Devices volumes. Mobile Phones ASP represents Mobile Phones net sales divided by Mobile Phones volumes.

NOKIA OUTLOOK

•                  Nokia expects its non-IFRS Devices & Services operating margin in the fourth quarter 2012 to be approximately negative 6%, plus or minus four percentage points. This outlook is based on our expectations regarding a number of factors, including:

•                  competitive industry dynamics continuing to negatively affect the Smart Devices and Mobile Phones business units;

•                  the fourth quarter being a ramp up quarter for our new Lumia products, which are expected to start selling in select markets;

•                  consumer demand, particularly related to our current Lumia products;

•                  an expected increase in Devices & Services operating expenses as a result of new product launches, partially offset by expected cost reductions under our restructuring program; and

•                  the macroeconomic environment.

•                  Nokia expects the fourth quarter 2012 to be a challenging quarter in Smart Devices, with a lower-than-normal benefit from seasonality in volumes, primarily due to product transitions and our ramp up plan for our new devices.

•                  Nokia continues to target to reduce its Devices & Services non-IFRS operating expenses to an annualized run rate of approximately EUR 3.0 billion by the end of 2013.

•                  Nokia and Nokia Siemens Networks expect Nokia Siemens Networks non-IFRS operating margin in the fourth quarter 2012 to be approximately positive 8%, plus or minus four percentage points.  This outlook is based on our expectations regarding a number of factors, including:

•                  competitive industry dynamics;

•                  seasonal variations in customer demand for Nokia Siemens Networks’ equipment and services;

•                  regional and product mix;

•                  expected continued improvement under Nokia Siemens Networks’ restructuring program; and

•                  the macroeconomic environment.

•                  Nokia Siemens Networks continues to target to reduce its non-IFRS annualized operating expenses and production overheads by EUR 1 billion by the end of 2013, compared to the end of 2011.

THIRD QUARTER 2012 FINANCIAL AND OPERATING DISCUSSION

NOKIA GROUP

We adopted our current operational structure during 2011 and have three businesses: Devices & Services, Location & Commerce and Nokia Siemens Networks and four operating and reportable segments: Smart Devices and Mobile Phones within Devices & Services, Location & Commerce and Nokia Siemens Networks. Smart Devices focuses on smartphones and Mobile Phones focuses on mass market mobile devices, including Asha full touch smartphones. Devices & Services also contains Devices & Services Other which includes net sales of our luxury phone business Vertu, spare parts and related cost of sales and operating expenses, as well as intellectual property related income and common research and development expenses. In October 2012, we completed the divestment of Vertu to EQT VI, a European private equity firm. Location & Commerce focuses on the development of location-based services and local commerce. Nokia Siemens Networks is one of the leading global providers of telecommunications infrastructure hardware, software and services.

The following discussion includes non-IFRS results information. Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from (i) the formation of Nokia Siemens Networks and (ii) all business acquisitions completed after June 30, 2008.

The following table sets forth the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

THIRD QUARTER 2012 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Group net sales — reported	-19%	-4%
Group net sales - constant currency(1)	-23%	-7%
Devices & Services net sales — reported	-34%	-11%
Devices & Services net sales - constant currency(1)	-36%	-13%
Nokia Siemens Networks net sales — reported	3%	5%
Nokia Siemens Networks net sales - constant currency(1)	-3%	1%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

At constant currency Nokia Group’s net sales would have decreased 23% year-on-year and decreased 7% sequentially.

The following table sets forth Nokia Group’s reported cash flow for the periods indicated and financial position at the end of the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA GROUP CASH FLOW AND FINANCIAL POSITION

EUR million	Q3/2012	Q3/2011	YoY Change	Q2/2012	QoQ Change
Net cash from operating activities	-429	852		102
Total cash and other liquid assets	8 779	10 809	-19%	9 418	-7%
Net cash and other liquid assets(1)	3 564	5 067	-30%	4 197	-15%

Note 1: Total cash and other liquid assets minus interest-bearing liabilities.

Year-on-year, net cash and other liquid assets decreased by EUR 1.5 billion in the third quarter 2012, primarily due to cash outflows related to restructuring and net financial expenses, the payment of the annual dividend totaling EUR 742 million in the second quarter 2012 and capital expenditures, partially offset by cash flows related to the receipt of quarterly platform support payments from Microsoft (which commenced in the fourth quarter 2011) and positive overall net cash from operating activities, excluding cash outflows related to restructuring and net financial expenses.

Sequentially, net cash and other liquid assets decreased by EUR 633 million in the third quarter 2012, primarily due to cash outflows related to restructuring, cash outflows related to net financial expenses, Devices & Services operating losses as well as capital expenditures, partially offset by positive Nokia Siemens Networks operating profits and the receipt of a USD 250 million (approximately EUR 202 million) quarterly platform support payment from Microsoft.

In the third quarter 2012, Nokia Siemens Networks’ contribution to net cash from operating activities was approximately EUR 320 million, primarily due to net profit adjusted for non-cash items. At the end of the third quarter 2012, Nokia Siemens Networks’ contribution to the Nokia gross cash was EUR 2.0 billion and contribution to Nokia’s net cash was EUR 620 million.

Our agreement with Microsoft includes platform support payments from Microsoft to us as well as software royalty payments from us to Microsoft.  In the third quarter 2012, we received a quarterly platform support payment of USD 250 million (approximately EUR 202 million). Under the terms of the agreement governing the platform support payments, the amount of each quarterly platform support payment is USD 250 million. We have a competitive software royalty structure, which includes annual minimum software royalty commitments. Minimum software royalty commitments are paid quarterly. Over the life of the agreement, both the platform support payments and the minimum software royalty commitments are expected to measure in the billions of US dollars. The total amount of the platform support payments is expected to slightly exceed the total amount of the minimum software royalty commitments. In accordance with the contract terms, the platform support payments and annual minimum software royalty commitment payments continue for a corresponding period of time.

DEVICES & SERVICES

The following table sets forth a summary of the results for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates.

DEVICES & SERVICES RESULTS SUMMARY

	Q3/2012	Q3/2011	YoY Change	Q2/2012	QoQ Change
Net sales (EUR million)(1)	3 563	5 392	-34%	4 023	-11%
Mobile device volume (million units)	82.9	106.6	-22%	83.7	-1%
Mobile device ASP (EUR)	43	51	-16%	48	-10%
Non-IFRS gross margin (%)	18.5%	25.7%		18.1%
Non-IFRS operating expenses (EUR million)	915	1 126	-19%	1 090	-16%
Non-IFRS operating margin (%)	-7.4%	4.8%		-9.1%

Note 1: Includes IPR income recognized in Devices & Services Other net sales.

The year-on-year and sequential changes in our Devices & Services net sales, volumes, average selling prices and gross margin are discussed below under our Smart Devices and Mobile Phones business units. On a year-on-year basis Devices & Services Other net sales were lower in the third quarter 2012 primarily due to the recognition in the third quarter 2011 of approximately EUR 70 million of non-recurring IPR income. In the third quarter 2012, Devices & Services Other net sales benefitted from sequentially higher IPR income.

We estimate that our current annual IPR income run-rate is approximately EUR 0.5 billion.

We ended the third quarter 2012 within the normal 4 to 6 week channel inventory range. On an absolute unit basis and in days of supply channel inventories declined sequentially.

Net Sales and Volumes by Geographic Area

The following table sets forth the net sales for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area. IPR income is allocated to the geographic areas contained in this chart.

DEVICES & SERVICES NET SALES BY GEOGRAPHIC AREA

EUR million	Q3/2012	Q3/2011	YoY Change	Q2/2012	QoQ Change
Europe	985	1 394	-29%	1 096	-10%
Middle East & Africa	682	957	-29%	663	3%
Greater China	278	1 240	-78%	542	-49%
Asia-Pacific	977	1 197	-18%	948	3%
North America	36	73	-51%	128	-72%
Latin America	605	531	14%	646	-6%
Total	3 563	5 392	-34%	4 023	-11%

The following table sets forth the mobile device volumes for our Devices & Services business for the periods indicated, as well as the year—on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY GEOGRAPHIC AREA

million units	Q3/2012	Q3/2011	YoY Change	Q2/2012	QoQ Change
Europe	16.8	20.7	-19%	15.3	10%
Middle East & Africa	19.1	26.0	-27%	19.4	-2%
Greater China	5.8	15.9	-64%	7.9	-27%
Asia-Pacific	30.1	32.4	-7%	28.6	5%
North America	0.3	0.7	-57%	0.6	-50%
Latin America	10.8	10.9	-1%	11.9	-9%
Total	82.9	106.6	-22%	83.7	-1%

On a year-on-year basis, the decreases in Greater China net sales and volumes were primarily due to Symbian.

On a year-on-year basis, the decreases in North America net sales and volumes were primarily due to Mobile Phones.

The sequential decreases in net sales and volumes in North America were primarily due to lower operator and distributor demand for Lumia as well as our efforts to prepare the distribution channel for the upcoming sales start of new devices.

Net sales in China decreased sequentially primarily due to lower net sales of our Lumia and Symbian devices, primarily reflecting competitive pressures. Volumes in China decreased sequentially primarily due to lower volumes of our Symbian devices, primarily reflecting competitive pressures.

Net sales in Europe decreased sequentially primarily due to lower net sales of our Symbian and Lumia products, partially offset by higher net sales of our Mobile Phones devices. Volumes in Europe increased sequentially primarily due to higher volumes of our Mobile Phones devices, partially offset by lower volumes of our Symbian and Lumia products.

At constant currency Devices & Services’ net sales would have decreased 36% year-on-year and decreased 13% sequentially.

Operating Expenses

Devices & Services non-IFRS operating expenses decreased 19% year-on-year and 16% sequentially in the third quarter 2012. On a year-on-year basis, operating expenses related to Mobile Phones and Smart Devices decreased 3% and 33%, respectively, in the third quarter 2012. In addition to the factors described below, the year-on-year changes resulted from the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices. This resulted in higher and lower relative allocations to Mobile Phones and Smart Devices, respectively. On a sequential basis, operating expenses related to Mobile Phones and Smart Devices decreased by 13% and 18%, respectively, in the third quarter 2012.

Devices & Services non-IFRS research and development expenses decreased 21% year-on-year in the third quarter 2012. On a sequential basis, Devices & Services non-IFRS research and development expenses decreased 14% in the third quarter 2012. Both the year-on-year and sequential declines were primarily due to cost reductions related to ramping down Symbian and MeeGo activities, the focusing of our efforts and reductions in certain projects within Mobile Phones, and overall cost controls.

Devices & Services non-IFRS sales and marketing expenses decreased 17% year-on-year in the third quarter 2012. Year-on-year, marketing expenses declined primarily due to lower marketing expenditure on Symbian as well as cost controls, partially offset by higher marketing expenditure on Lumia products. On a sequential basis, Devices & Services non-IFRS sales and marketing expenses decreased 23% in the third quarter 2012. Sequentially, marketing expenses decreased primarily due to lower expenditure on Lumia products following the North America launch in the second quarter, headcount reductions and cost controls.

Devices & Services non-IFRS administrative and general expenses decreased 16% year-on-year in the third quarter 2012 primarily related to cost savings in support functions, particularly in IT and real estate management and shared function cost categorization. On a sequential basis, Devices & Services non-IFRS administrative and general expenses increased 31% in the third quarter 2012 due to shared function cost categorization which more than offset cost savings in support functions.

In the third quarter 2012, Devices & Services non-IFRS other income and expense had a negative year-on-year and sequential impact on profitability. On a reported basis, other income and expense was significantly adversely affected in the third quarter 2012 primarily as a result of restructuring-related expenses discussed below, which were recognized in Devices & Services Other.

Operating Margin

The lower year-on-year Devices & Services non-IFRS operating margin in the third quarter 2012 was primarily due to lower net sales and gross margin, partially offset by lower operating expenses.

The sequentially higher Devices & Services non-IFRS operating margin in the third quarter 2012 was primarily due to lower operating expenses as well as slightly higher gross margin.

Cost Reduction Activities and Planned Operational Adjustments

DEVICES & SERVICES RESTRUCTURING SUMMARY

EUR (million)	Q3/2012 (approximate)	Cumulative up to Q3/2012 (approximate)	Q4/2012 (approximate estimate)	2013 (approximate estimate)	Total (approximate estimate)
Restructuring related charges	454	1 400	Not provided	Not provided	1 800
Restructuring related cash outflows	200	800	400	400	1 600

Nokia continues to target to reduce its Devices & Services non-IFRS operating expenses to an annualized run rate of approximately EUR 3.0 billion by the end of 2013.

At the end of the third quarter 2012, Devices & Services and Corporate Common had approximately 38 000 employees, a reduction of approximately 15 500 compared to third quarter 2011, and approximately 5 300 compared to second quarter 2012.

In connection with the implementation of our strategy announced in February 2011, we have announced and made a number of changes to our operations. In the third quarter of 2012, we recognized restructuring charges and other associated items of EUR 454 million related to our restructuring activities in Devices & Services. By the end of the third quarter 2012, we had recorded cumulative Devices & Services restructuring charges and other associated items of approximately EUR 1.4 billion. In total, we expect cumulative Devices & Services restructuring charges of approximately EUR 1.8 billion before the end of 2013.  By the end of the third quarter 2012, Devices & Services had cumulative restructuring related cash outflows of approximately EUR 800 million. We expect Devices & Services restructuring related cash outflows to be approximately EUR 400 million in fourth quarter 2012 and approximately EUR 400 million in 2013. Of the total expected charges relating to restructuring activities of approximately EUR 1.8 billion, we expect Devices & Services non-cash charges to be approximately EUR 200 million.

SMART DEVICES

The following table sets forth a summary of the results for our Smart Devices business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

SMART DEVICES RESULTS SUMMARY

	Q3/2012	Q3/2011	YoY Change	Q2/2012	QoQ Change
Net sales (EUR millions)(1)	976	2 194	-56%	1 541	-37%
Smart Devices volume (million units)	6.3	16.8	-63%	10.2	-38%
Smart Devices ASP (EUR)	155	131	18%	151	3%
Gross margin (%)	-3.5%	20.7%		1.7%
Operating expenses (EUR millions)(2)	441	656	-33%	540	-18%
Contribution margin (%)(2)	-48.9%	-8.7%		-32.9%

Note 1: Does not include IPR income. IPR income is recognized in Devices & Services Other net sales.

Note 2: The year-on-year decrease in operating expenses resulted from the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices, resulting in lower relative allocations to Smart Devices in the first, second and third quarters 2012.

Net Sales

On a year-on-year basis, the decline in our Smart Devices net sales in the third quarter 2012 was primarily due to lower volumes partially offset by higher ASPs. On a year-on-year basis, the volume decline was primarily due to lower Symbian volumes partially offset by Lumia volumes. On a year-on-year basis, ASPs benefitted from the higher proportion of Lumia net sales.

On a sequential basis, the decline in our Smart Devices net sales in the third quarter 2012 was primarily due to lower Lumia and Symbian volumes. This was partially offset by higher Smart Devices ASPs, primarily due to higher Symbian ASPs as well as a positive impact related to deferred revenue on services sold in combination with our devices.

Volume

During the third quarter 2012 we shipped 6.3 million Smart Devices units, of which approximately 2.9 million were Lumia products.

The year-on-year decline in our Smart Devices volumes in the third quarter 2012 continued to be driven by the strong momentum of competing smartphone platforms relative to our Smart Devices portfolio. Greater China, Europe, Asia-Pacific and Middle East and Africa showed significant year-on-year decreases in volumes, whereas North America and Latin America remained approximately at the same level in the third quarter 2012.

On a sequential basis, the decline in our Smart Devices volumes in the third quarter 2012 was primarily due to lower Symbian and Lumia volumes. All regions showed a sequential decline in the third quarter 2012 except Middle East and Africa which remained approximately at the same level.

Average Selling Price

The year-on-year increase in our Smart Devices ASP in the third quarter 2012 was primarily due to a positive mix shift towards sales of our Lumia products which carry a higher ASP than our Symbian devices, as well as a positive impact related to deferred revenue on services sold in combination with our devices.

Sequentially, the increase in our Smart Devices ASP in the third quarter 2012 was primarily due to higher Symbian ASPs as well as a positive impact related to deferred revenue on services sold in combination with our devices. The ASP of our Lumia products in the third quarter 2012 was EUR 160, compared to EUR 186 in the second quarter 2012. This decline was primarily due to a higher proportion of sales of the lower priced Nokia Lumia offering as well as increased erosion of our prices primarily due to our pricing actions.

Gross Margin

The significant year-on-year decline in our Smart Devices gross margin in the third quarter 2012 was primarily due to the recognition of approximately EUR 120 million of allowances related to excess component inventory, future purchase commitments and an inventory revaluation related to our current Lumia products, as well as greater price erosion than cost erosion and higher fixed costs per unit, because of lower sales volumes. From an operating system perspective, the year-on-year decline in our Smart Devices gross margin in the third quarter 2012 was primarily due to a lower Symbian gross margin. In addition sales of Lumia products which were not available in the third quarter 2011 had a lower gross margin in the third quarter 2012 than Symbian devices in the third quarter 2011.

On a sequential basis, the decline in our Smart Devices gross margin in the third quarter 2012 was primarily due to higher fixed costs per unit, because of lower sales volumes, as well as greater price erosion than cost erosion. The EUR 120 million of allowances noted above also adversely affected our Smart Devices gross margin in the third quarter 2012, but to a lesser extent than the EUR 220 million of such allowances in the second quarter 2012. From an operating system perspective, the sequential decline in our Smart Devices gross margin in the third quarter was primarily due to a lower Lumia gross margin, partially offset by a higher Symbian gross margin.

Increases or decreases to Smart Devices inventory related allowances may be required in the future depending on several factors, including future consumer demand, particularly related to our current Lumia products.

MOBILE PHONES

The following table sets forth a summary of the results for our Mobile Phones business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

MOBILE PHONES RESULTS SUMMARY

	Q3/2012	Q3/2011	YoY Change	Q2/2012	QoQ Change
Net sales (EUR millions)(1)	2 366	2 915	-19%	2 291	3%
Mobile Phones volume (million units)	76.6	89.8	-15%	73.5	4%
Mobile Phones ASP (EUR)	31	32	-3%	31	0%
Gross margin (%)	21.7%	23.6%		24.1%
Operating expenses (EUR million)(2)	393	404	-3%	450	-13%
Contribution margin (%)(2)	4.9%	10.1%		4.3%

Note 1: Does not include IPR income. IPR income is recognized in Devices & Services Other net sales.

Note 2: The year-on-year increase in operating expenses resulted from the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices, resulting in higher relative allocations to Mobile Phones in the first, second and third quarters 2012.

Net Sales

On a year-on-year basis, the decline in our Mobile Phones net sales in the third quarter 2012 was primarily due to lower volumes as well as lower ASPs. On a sequential basis, the increase in our Mobile Phones net sales in the third quarter 2012 was due to higher volumes.

Volume

During the third quarter 2012 we shipped 76.6 million Mobile Phones units, of which 6.5 million were Asha full touch smartphones.

On a year-on-year basis, the decrease in our Mobile Phones volumes in the third quarter 2012 was primarily due to the decline in volumes of our lower priced devices that we sell to our customers for below EUR 30. Volumes of our higher priced devices also declined, partially offset by volumes of our newly launched Asha full touch smartphones.

On a sequential basis, the increase in our Mobile Phones volumes in the third quarter 2012 was primarily due to volumes of our Asha full touch smartphones. In addition, volumes of our devices that we sell to our customers for below EUR 30 increased sequentially, whereas volumes of our QWERTY devices declined sequentially.

Average Selling Price

The year-on-year decline in our Mobile Phones ASP in the third quarter 2012 was primarily due to an increased proportion of sales of lower priced devices.

On a sequential basis, our Mobile Phones ASP was approximately flat in the third quarter 2012 as higher sales of our lower priced devices that we sell to our customers for below EUR 30 were offset by higher sales of our Asha full touch smartphones which carry higher ASPs.

Gross Margin

Both on a year-on-year as well as a sequential basis, the decline in our Mobile Phones gross margin in the third quarter 2012 was primarily due to a greater proportion of sales of lower gross margin devices.

LOCATION & COMMERCE

The following table sets forth a summary of the results for Location & Commerce for the periods indicated, as well as the year-on-year and sequential growth rates.

LOCATION & COMMERCE RESULTS SUMMARY

	Q3/2012	Q3/2011	YoY Change	Q2/2012	QoQ Change
Net sales (EUR millions)	265	282	-6%	283	-6%
External net sales (EUR millions)	179	181	-1%	180	-1%
Internal net sales (EUR millions)	86	101	-15%	103	-17%
Non-IFRS gross margin (%)	80.4%	81.6%		77.4%
Non-IFRS operating expenses (EUR millions)	175	201	-13%	185	-5%
Non-IFRS operating margin (%)	14.0%	9.9%		14.5%

Net Sales

Starting in the third quarter 2012, we are disclosing additional financial information for Location & Commerce:  external and internal net sales.  External net sales represent sales of content licenses, platform licenses, and applications to customers other than Nokia.  Currently, Location & Commerce external net sales are predominantly from the licensing of map content.  Over time, we expect a gradual but steady migration of external net sales towards platform related revenue as our customers increasingly use the Nokia Location Platform, which enables new and innovative location services and applications. Internal net sales represent Location & Commerce sales in conjunction with Nokia devices.

In the third quarter 2012, the year-on-year decline in external Location & Commerce net sales was primarily due to lower sales to our personal navigation device customers as industry volumes continued to decline, almost entirely offset by higher sales of map content licenses to vehicle customers due to higher consumer uptake of vehicle navigation systems.  In the third quarter 2012, the sequential decline in external Location & Commerce net sales was primarily due to lower map update sales, related to the timing of our update campaigns, and seasonally lower vehicles sales, almost entirely offset by the non-recurrence of a negative sales adjustment related to historical license fees in the normal course of business for a particular customer.

In the third quarter 2012, the year-on-year and sequential declines in internal Location & Commerce net sales were due to declines in sales to our Smart Devices business unit.

Gross Margin

On a year-on-year basis, the decline in Location & Commerce non-IFRS gross margin in the third quarter 2012 was primarily due to lower personal navigation device sales which carry higher gross margins, lower internal sales which carry higher gross margins, and higher vehicle sales which carry lower gross margins.  In addition, there was a shift of research and development operating expenses to cost of sales as a result of the divestment of the media advertising business and a lower allocation of production costs from Location & Commerce to Devices & Services as the usage of certain shared services has declined.

On a sequential basis, the increase in Location & Commerce non-IFRS gross margin in the third quarter 2012 was primarily due to the non-recurrence of a negative sales adjustment related to historical license fees in the normal course of business for a particular customer, as well as lower map update sales which carry a lower gross margin.

Operating Expenses

Location & Commerce non-IFRS research and development expenses decreased 13% year-on-year and 4% sequentially in the third quarter 2012 primarily due to cost reductions as well as a shift in expenses from research and development to costs of sales related to the divestment of the media advertising business.

Location & Commerce non-IFRS sales and marketing expenses decreased 21% year-on-year and 4% sequentially in the third quarter 2012. On a year-on-year basis, the decrease was primarily due to cost reduction actions. On a sequential basis, the decrease was primarily due to lower marketing costs due to timing of update campaigns.

Location & Commerce non-IFRS administrative and general expenses increased 6% year-on-year and decreased 19% sequentially in the third quarter 2012. On a year-on-year basis, the increase was primarily due to the higher use of services provided by shared support functions. On a sequential basis, the decrease was primarily due to lower use of services provided by shared support functions.

Location & Commerce non-IFRS other income and expense for the third quarter 2012 was approximately zero, compared to expense of EUR 1 million in the third quarter 2011 and income of EUR 7 million in the second quarter 2012.

Operating Margin

The higher year-on-year Location & Commerce non-IFRS operating margin in the third quarter 2012 was primarily due to lower operating expenses, partially offset by lower net sales and lower gross margin.

The approximately flat sequential Location & Commerce non-IFRS operating margin in the third quarter 2012 was primarily due to higher gross margin and lower operating expenses, partially offset by lower net sales and lower other income.

NOKIA SIEMENS NETWORKS

The following table sets forth a summary of the results for Nokia Siemens Networks for the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA SIEMENS NETWORKS RESULTS SUMMARY

	Q3/2012	Q3/2011	YoY Change	Q2/2012	QoQ Change
Net sales (EUR millions)	3 501	3 413	3%	3 343	5%
Non-IFRS gross margin (%)	32.2%	26.8%		26.6%
Non-IFRS operating expenses (EUR millions)	797	936	-15%	836	-5%
Non-IFRS operating margin (%)	9.2%	0.2%		0.8%

Net Sales

The following table sets forth Nokia Siemens Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR millions	Q3/2012	Q3/2011	YoY Change	Q2/2012	QoQ Change
Europe	918	1 074	-15%	990	-7%
Middle East & Africa	325	301	8%	304	7%
Greater China	313	302	4%	340	-8%
Asia-Pacific	1 266	978	29%	1 028	23%
North America	285	304	-6%	300	-5%
Latin America	394	454	-13%	381	3%
Total	3501	3413	3%	3343	5%

The year-on-year increase in Nokia Siemens Networks’ net sales in the third quarter 2012 was primarily due to higher sales of infrastructure equipment and slightly higher sales of services, partially offset by a decline in sales of business areas not consistent with Nokia Siemens Networks’ strategic focus. On a regional basis, the year-on-year growth was primarily due to higher net sales in Asia Pacific, most notably in Japan which saw strong growth in sales of both infrastructure equipment and services. This was partially offset by lower sales in Europe of both infrastructure equipment and services, particularly infrastructure equipment sales in Western Europe, primarily due to the continuation of the weaker operator investment environment in that region and lower services sales consistent with Nokia Siemens Networks’ focused strategy.

The sequential increase in Nokia Siemens Networks’ net sales in the third quarter 2012 was driven by the higher sales of infrastructure equipment. Sales of services were approximately flat compared to the second quarter 2012.  On a regional basis, the sequential growth was primarily due to higher net sales in Asia Pacific, most notably in Japan which saw strong growth in sales of both infrastructure equipment and services. This was partially offset by lower sales in Europe of both services and infrastructure equipment, particularly infrastructure equipment sales in Western Europe.  In addition, sales of both services and infrastructure equipment in China also declined primarily due to ongoing technology transitions which have made the timing of operator spending volatile.

At constant currency Nokia Siemens Networks’ net sales would have decreased 3% year-on-year and increased 1% sequentially.

Gross Margin

On both a year-on-year and sequential basis, the increase in Nokia Siemens Networks’ non-IFRS gross margin in the third quarter 2012  was due to an unusually favorable product and regional mix towards higher gross margin revenues, particularly in infrastructure equipment, driven mainly by Nokia Siemens Networks priority markets including Japan and Korea. In addition, Nokia Siemens Networks’ non-IFRS gross margin in the third quarter 2012 was also driven by structural cost savings in its production overheads as part of its broader cost savings targets.

Operating Expenses

Nokia Siemens Networks’ non-IFRS research and development expenses decreased 14% year-on-year and 5% sequentially in the third quarter 2012 primarily due to improvements in overall research and development efficiency.

Year-on-year, Nokia Siemens Networks’ non-IFRS sales and marketing expenses decreased 15% in the third quarter 2012 primarily due to structural cost savings, partially offset by higher sales.  On a sequential basis, Nokia Siemens Networks non-IFRS sales and marketing expenses decreased 6% in the third quarter 2012 primarily due to structural cost savings, partially offset by the higher net sales.

Nokia Siemens Networks’ non-IFRS administrative and general expenses decreased 18% year-on-year in the third quarter 2012 primarily due to structural cost savings, partially offset by higher net sales. On a sequential basis, Nokia Siemens Networks non-IFRS administrative and general expenses increased 3% in the third quarter 2012, primarily due to lower expense reallocation to other function costs which more than offset structural cost savings.

Nokia Siemens Networks’ non-IFRS other income and expense for the third quarter 2012 was an expense of EUR 8 million, compared to income of EUR 26 million in the third quarter 2011 and expense of EUR 25 million in the second quarter 2012.  On both a year-on-year and sequential basis, this was primarily due to changes in the doubtful account allowances.

Operating Margin

The year-on-year and sequential increase in Nokia Siemens Networks non-IFRS operating margin in the third quarter 2012 was primarily due to the higher gross margin, lower operating expenses, and to a lesser extent, higher net sales.

Strategy Update and Global Restructuring Program

NOKIA SIEMENS NETWORKS RESTRUCTURING SUMMARY

EUR (million)	Q3/2012 (approximate)	Cumulative up to Q3/2012 (approximate)	Q4/2012 (approximate estimate)	2013 (approximate estimate)	2014 (approximate estimate)	Total (approximate estimate)
Restructuring related charges	74	1 000	Not provided	Not provided	Not provided	1 200
Restructuring related cash outflows	180	450	250	400	100	1 200

On November 23, 2011 Nokia Siemens Networks announced its strategy to focus on mobile broadband and services and the launch of an extensive global restructuring program.

At the end of the third quarter 2012, NSN had approximately 60 600 employees, a reduction of approximately 14 300 compared to third quarter 2011, and approximately 2 700 compared to second quarter 2012.

Nokia Siemens Networks continues to target to reduce its non-IFRS annualized operating expenses and production overheads by EUR 1 billion by the end of 2013, compared to the end of 2011. While these savings are expected to come largely from organizational streamlining, the company will also target areas such as real estate, information technology, product and service procurement costs, overall general and administrative expenses, and a significant reduction of suppliers in order to further lower costs and improve quality.

In the third quarter of 2012, Nokia Siemens Networks recognized restructuring charges and other associated items of EUR 74 million related to this restructuring program, resulting in cumulative charges of approximately EUR 1.0 billion. In total, Nokia Siemens Networks expects cumulative restructuring charges of approximately EUR 1.2 billion related to this restructuring program before the end of 2012. By the end of the third quarter 2012, Nokia Siemens Networks had cumulative restructuring related cash outflows of approximately EUR 450 million related to this restructuring program. Nokia Siemens Networks expects restructuring-related cash outflows to be approximately EUR 250 million in the fourth quarter 2012, approximately EUR 400 million in 2013, and approximately EUR 100 million in 2014 related to this restructuring program.

Cash preservation is a clear priority at Nokia Siemens Networks, and the company intends to be self-funding in all aspects of its operations.  Nokia Siemens Networks’ restructuring program, combined with the company’s focus on improving its financial performance, is designed to enable the company to end 2012 with higher net cash than at the end of 2011

THIRD QUARTER 2012 OPERATING HIGHLIGHTS

NOKIA OPERATING HIGHLIGHTS

•                  Nokia was again selected as a component of the Dow Jones Sustainability World Index (DJSI) and Dow Jones Sustainability Europe Index in the DJSI 2012 Review.

•                  Nokia was included by the Carbon Disclosure Project (CDP) in the Carbon Disclosure Leadership Index and the Carbon Performance Leadership Index, receiving recognition both for its disclosure of climate change information and the action it is taking to reduce its emissions.

•                  Since the end of the quarter, Nokia completed its divestment of Vertu, the global leader in luxury mobile phones, to EQT VI. The transaction was originally announced on June 14, 2012.  As part of the transaction, approximately 1 000 employees have transferred with Vertu. Nokia retains a 10% minority shareholding in Vertu.

DEVICES & SERVICES OPERATING HIGHLIGHTS

SMART DEVICES

•                  Nokia announced the Nokia Lumia 920 and the Nokia Lumia 820, the first devices in Nokia’s Windows Phone 8 range which are expected to ship in select markets during the fourth quarter 2012. The Nokia Lumia 920 is the flagship Windows Phone 8 smartphone, including the latest advances in Nokia PureView imaging innovation as well as wireless charging. The Nokia Lumia 820 is a stylish, mid-range smartphone that delivers high-end performance in a compact package. Both the Lumia 820 and Lumia 920 come with Nokia City Lens, a new augmented reality experience.

•                  Nokia announced a range of wireless charging accessories and partnerships. The Fatboy Recharge Pillow provides an alternative way to charge the Lumia 920 and Lumia 820 wirelessly, while HARMAN’S JBL brand introduced the JBL PowerUP, a wireless charging docking station with high quality audio in retro styling. Nokia has also agreed with Virgin Atlantic to put wireless charging stations in the London Heathrow Clubhouse lounge and Coffee Bean & Tea Leaf to put charging plates on tables in some of their cafés.

•                 Nokia completed the acquisition of all technologies and intellectual property from Scalado AB to strengthen Nokia’s leading position in mobile imaging. As part of the transaction, approximately 50 world-class imaging specialists transferred to Nokia.

•                  Nokia announced the launch of its free music streaming service Nokia Music in the United States. Nokia Music is a free mobile experience exclusive to Nokia Lumia handsets, providing consumers with a simple and delightful way to discover and enjoy music.

•                  Nokia announced the Nokia Purity Pro Wireless Stereo Headset by Monster. The new headset, which comes in different colors, offers a wire-free connection to your phone. Music transfer is by Bluetooth and the headset features one-touch pairing with your smartphone using NFC.

MOBILE PHONES

•                  Nokia announced the Nokia Asha 308 and Asha 309, new additions to the Asha Touch family. The dual SIM Nokia Asha 308 and single SIM Nokia Asha 309 give consumers fast web access at low cost. Nokia also released a new version of Nokia Xpress Browser, which enables up to 90% more efficient mobile browsing and faster access to rich web applications compared to conventional browsers. The Asha 308 and Asha 309 offer a fluid ‘swipe’ user interface and an open environment for third-party application development, characteristics that have earned the complete Asha Touch range full smartphone classification from global market research companies and analysts such as GfK.

•                  Nokia unveiled Nokia Life+, the latest evolution of its widely-used Nokia Life service. Nokia Life+ is a Web application, which will provide millions of people with valuable information on education, health and “infotainment” topics. Nokia Life+ will be supported by the Nokia Asha 308 and Nokia Asha 309 smartphones alongside a wide range of Nokia mobile phones.

LOCATION & COMMERCE OPERATING HIGHLIGHTS

Nokia’s Location & Commerce business continued to strengthen both its portfolio of location-based offerings with updates to its signature applications and its customer base through new partnerships and licensing deals during the third quarter:

•                  With its global footprint, high quality and broad array of features such as geocoding, routing and traffic, we believe the Nokia Location Platform (NLP) is the world’s most advanced location platform, offering numerous opportunities for third parties to build upon. During the third quarter, Amazon became an NLP licensee for maps and geocoding.

•                  After announcing earlier this year that it is teaming up with Groupon to bring local and national deals to Nokia customers, Location & Commerce released a new version of Nokia Maps for the Lumia range that integrates Groupon Now! Deals into the app.

•                  Location & Commerce brought Nokia City Lens to its Lumia range. Nokia City Lens is an augmented reality application, which turns the phone’s camera viewfinder into a new way to see information about restaurants, shops, hotels and more overlaid onto the surfaces of buildings for an intuitive way to find hidden gems.

•                  Location & Commerce released an updated version of Nokia Transport, a mobile application for the Lumia range providing underground, tram, suburban train and bus directions for more than 500 cities in 46 countries in a convenient way.

•                  Location & Commerce released an update to the beta version of Nokia Pulse, an application for smarter messaging, automatically tagging even simple messages with location information to make them more useful and powerful.

•                  Nokia announced that Location & Commerce is providing NAVTEQ Traffic services to Spectrum Medya, a leading Turkish broadcaster, for distribution via Radio Data System (RDS).

•                  Location & Commerce continued to deliver automotive-grade maps content and solutions to a number of major industry players. During the quarter, Nokia announced that it is supplying NAVTEQ Maps to BMW for its next-generation navigation system for the BMW 7-series ; to Hyundai, for its new head units; to Mercedes, for its A-Class models; to Volkswagen, for systems for brands throughout the Volkswagen group; to Pioneer, for  its aftermarket navigation systems; and to Peugeot, for its Peugeot 107 model, which represents the first ever embedded navigation system in an A segment car at Peugeot.

•                  Nokia announced that Location & Commerce is supplying modified pan-European reference data to the Ford Motor Company to enable its Emergency Assistance technology to not only identify the location of the driver in need of help, but also the appropriate language needed to alert local emergency service operators.

•                  Nokia announced that its Location & Commerce business has collaborated with Esri to advance the location intelligence capabilities of Esri’s Business Analyst and Community Analyst products by providing high-quality NAVTEQ Maps.

•                  Nokia announced that Location & Commerce is supplying its global Transit and Pedestrian Content (TaP) for Garmin’s new Urban Guidance function.

•                  In indoor mapping, Location & Commerce continued to steadily increase its coverage of venues and buildings around the world and now covers 5 100 venues and altogether 18 000 buildings in 40 countries.

NOKIA SIEMENS NETWORKS OPERATING HIGHLIGHTS

•                      Nokia Siemens Networks continued its mobile broadband deal momentum, adding commercial LTE deals in the third quarter, including: refarming the GSM frequency band and providing infrastructure and services for a 4G roll-out for Optus in Australia; enabling Slovenia’s first commercial 4G services for Si.mobil; launching Russia’s first TD-LTE 4G network for Mobile TeleSystems; and modernizing the Radio Access Network and expanding HSPA+ and LTE networks for Polkomtel in Poland.

•                      Nokia Siemens Networks also worked with Cisco and Harris Corporation to support FirstNet’s goal of a nationwide, multi-vendor public safety LTE broadband network for first responder communications in the U.S., with the successful completion of the initial phase of testing.

•                      In LTE technology developments, Nokia Siemens Networks announced the expansion of its portfolio, to enable smooth 4G rollouts using the ‘Digital Dividend’ in the Asia Pacific region, Latin America and other parts of the world. Nokia Siemens Networks showcased LTE’s low latency and high data transmission rates with Telefónica Germany at the first ever pan-European technology festival Campus Party in Berlin in September. In September,

Nokia Siemens Networks achieved a world record speed of 1.6 Gbps receiving and sending data in simultaneous downlink and uplink connections at its lab in Arlington Heights, Illinois, U.S.

•                      In Optical, Nokia Siemens Networks deployed a new overlay network across Europe to address the sizeable growth in data traffic, delivering speeds of 100G and beyond, for fiber-based telecom service provider TeliaSonera International Carrier. Nokia Siemens Networks’ optical technology has been accorded Approved Product List (APL) status by the U.S. government’s Defense Information Systems Agency (DISA), enabling the Department of Defense (DoD) to purchase and deploy the company’s optical technology.

•                      At the end of September, Nokia Siemens Networks set in motion a series of Liquid Net and Customer Experience Management portfolio launches and updates to be released during October 2012. These will culminate in a new approach to delivering mobile broadband, charting a path for operators to be able to profitably provide a gigabyte of personalized data per day for every user by 2020.

•                      Since the end of the third quarter, Nokia Siemens Networks has completed the divestment of the assets of the non-core IPTV business to Belgacom and Accenture.

NOKIA IN THE THIRD QUARTER 2012

The following discussion is of Nokia’s reported results. Comparisons are given to the third quarter 2011 results, unless otherwise indicated.

Nokia’s net sales decreased 19% to EUR 7 239 million (EUR 8 980 million). Net sales of Smart Devices decreased 56% to EUR 976 million (EUR 2 194 million). Net sales of Mobile Phones decreased 19% to EUR 2 366 million (EUR 2 915 million). Net sales of the total Devices & Services business decreased 34% to EUR 3 563 million (EUR 5 392 million). Net sales of Location & Commerce decreased 6% to EUR 265 million (EUR 282 million). Net sales of Nokia Siemens Networks increased 3% to EUR 3 501 million (EUR 3 413 million).

Nokia’s gross profit decreased to EUR 1 991 million (gross profit of EUR 2 521 million), representing a gross margin of 27.5% (28.1%). Gross profit of Smart Devices decreased to a loss of EUR 34 million (profit EUR 455 million), representing -3.5% of Smart Devices net sales (20.7%). Gross profit of Mobile Phones decreased to EUR 513 million (EUR 689 million), representing 21.7% of Mobile Phones net sales (23.6%).  Gross profit in the total Devices & Services business decreased to EUR 660 million (gross profit of EUR 1 384 million), representing a gross margin of 18.5% (25.7%). Gross profit in Location & Commerce was EUR 213 million (gross profit of EUR 230 million), representing a gross margin of 80.4% (81.6%). Gross profit in Nokia Siemens Networks was EUR 1 118 million (gross profit EUR 907 million), representing a gross margin of 31.9% (26.6%).

Nokia’s operating loss was EUR 576 million (operating loss of EUR 71 million), representing an operating margin of -8.0% (-0.8%). Contribution of Smart Devices decreased to a loss of EUR 477 million (loss of EUR 190 million), representing -48.9% of Smart Devices net sales (-8.7%).  Contribution of Mobile Phones decreased to EUR 116 million (EUR 295 million), representing 4.9% of Mobile Phones net sales (10.1%).  Operating loss in the total Devices & Services business was EUR 683 million (operating profit of EUR 168 million), representing an operating margin of -19.2% (3.1%). Operating loss in Location & Commerce was EUR 56 million (operating loss of EUR 85 million). Operating profit in Nokia Siemens Networks was EUR 182 million (operating loss EUR 114 million), representing an operating margin of 5.2% (-3.3%). Group Common Functions expense totaled EUR 19 million (EUR 40 million).

In the period from July to September 2012, net financial expense was EUR 97 million (EUR 7 million). Loss before tax was EUR 671 million (loss before tax EUR 83 million). Loss was EUR 943 million (loss EUR 151 million), based on a loss of EUR 969 million (loss EUR 68 million) attributable to equity holders of the parent and a profit of EUR 26 million (loss of EUR 83 million) attributable to non-controlling interests. Earnings per share was EUR -0.26 (basic) and EUR -0.26 (diluted), compared with EUR -0.02 (basic) and EUR -0.02 (diluted) in the third quarter 2011.

NOKIA IN JANUARY — SEPTEMBER 2012

The following discussion is of Nokia’s reported results. Comparisons are given to the January — September 2011 results, unless otherwise indicated.

Nokia’s net sales decreased 23% to EUR 22 135 million (EUR 28 654 million). Net sales of Smart Devices decreased 48% to EUR 4 221 million (EUR 8 073 million). Net sales of Mobile Phones decreased 22% to EUR 6 968 million (EUR 8 890 million). Net sales of the total Devices & Services business decreased 34% to EUR 11 832 million (EUR 17 946 million). Net sales of Location & Commerce increased 5% to EUR 825 million (EUR 785 million). Net sales of Nokia Siemens Networks decreased 4% to EUR 9 791 million (EUR 10 226 million).

Nokia’s gross profit decreased to EUR 5 806 million (gross profit of EUR 8 457 million), representing a gross margin of 26.2% (29.5%). Gross profit of Smart Devices decreased to EUR 258 million (EUR 2 015 million), representing 6.1% of Smart Devices net sales (25.0%).  Gross profit of Mobile Phones decreased to EUR 1 663 million (EUR 2 275 million), representing 23.9% of Mobile Phones net sales (25.6%).  Gross profit in the total Devices & Services business decreased to EUR 2 424 million (gross profit of EUR 5 090 million), representing a gross margin of 20.5% (28.4%). Gross profit in Location & Commerce was EUR 647 million (gross profit of EUR 639 million), representing a gross margin of 78.4% (81.4%). Gross profit in Nokia Siemens Networks was EUR 2 735 million (gross profit EUR 2 728 million), representing a gross margin of 27.9% (26.7%).

Nokia’s operating loss was EUR 2 742 million (operating loss of EUR 119 million), representing an operating margin of -12.4% (-0.4%). The negative contribution of Smart Devices increased to EUR 1 296 million (negative EUR 220 million), representing -30.7% of Smart Devices net sales (-2.7%). Contribution of Mobile Phones decreased to EUR 321 million (EUR 1 071 million), representing 4.6% of Mobile Phones net sales (12.0%). Operating loss in the total Devices & Services business was EUR 1 376 million (profit of EUR 681 million), representing an operating margin of -11.6% (3.8%). Operating loss in Location and Commerce was EUR 245 million (operating loss of EUR 321 million), representing an operating margin of -29.7% (-40.9%). Operating loss in Nokia Siemens Networks was EUR 1 050 million (operating loss EUR 367 million), representing an operating margin of -10.7% (-3.6%). Group Common Functions expense totalled EUR 71 million (EUR 112 million).

In the period from January to September 2012, net financial expense was EUR 274 million (EUR 81 million). Loss before tax was EUR 3 019 million (loss before tax EUR 224 million). Loss was EUR 4 044 million (loss EUR 412 million), based on a loss of EUR 3 308 million (loss of EUR 92 million) attributable to equity holders of the parent and a loss of EUR 736 million (loss of EUR 320 million) attributable to non-controlling interests. Earnings per share was EUR -0.89 (basic) and EUR -0.89 (diluted), compared with EUR -0.02 (basic) and EUR -0.02 (diluted) in January-September 2011.

PERSONNEL

PERSONNEL END OF QUARTER

	Q3/2012	Q3/2011	YoY Change	Q2/2012	QoQ Change
Devices & Services and corporate common	38 264	53 739	-29%	43 610	-12%
Location & Commerce	6 366	7 256	-12%	6 624	-4%
Nokia Siemens Networks	60 635	74 954	-19%	63 328	-4%
Nokia Group	105 265	135 949	-23%	113 562	-7%

The average number of employees during the period from January to September 2012 was 116 415, of which the average number of employees at Location & Commerce and Nokia Siemens Networks was 6 523 and 65 649 respectively. At September 30, 2012, Nokia employed a total of 105 265 people (135 949 people at September 30, 2011), of which 6 366 were employed by Location & Commerce (7 256 people at September 30, 2011) and 60 635 were employed by Nokia Siemens Networks (74 954 people at September 30, 2011).

In connection with the implementation of our Devices & Service’s strategy first outlined in February 2011, we have announced a number of changes to our operations affecting personnel. Most recently, in June 2012, we announced a range of planned actions aimed at sharpening our strategy, improving our operating model and returning the company to profitable growth. As a result of these planned changes announced in June 2012, we announced plans to reduce up to 10 000 positions globally in Devices & Services by the end of 2013.

SHARES

The total number of Nokia shares at September 30, 2012, was 3 744 956 052. At September 30, 2012, Nokia and its subsidiary companies owned 33 972 481 Nokia shares, representing approximately 0.9% of the total number of Nokia shares and the total voting rights.

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	7-9/2012	7-9/2011 (1)	7-9/2012	7-9/2011

Net sales	7 239	8 980	7 239	8 980
Cost of sales	-5 248	-6 459	-5 238	-6 450

Gross profit	1 991	2 521	2 001	2 530
Research and development expenses	-1 119	-1 326	-1 028	-1 235
Selling and marketing expenses	-699	-889	-654	-781
Administrative and general expenses	-236	-284	-236	-284
Other income	116	44	81	44
Other expenses	-629	-137	-86	-22

Operating loss/profit	-576	-71	78	252
Share of results of associated companies	2	-5	2	-5
Financial income and expenses	-97	-7	-97	-7

Loss/profit before tax	-671	-83	-17	240
Tax	-272	-68	-150	-141

Loss/profit	-943	-151	-167	99

Loss/profit attributable to equity holders of the parent	-969	-68	-263	124
Loss/profit attributable to non-controlling interests	26	-83	96	-25
	-943	-151	-167	99

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.26	-0.02	-0.07	0.03
Diluted	-0.26	-0.02	-0.07	0.03

Average number of shares (1 000 shares)
Basic	3 710 982	3 710 070	3 710 982	3 710 070
Diluted	3 710 982	3 710 070	3 710 982	3 713 654

Depreciation and amortization, total	285	389	126	190

Share-based compensation expense, total	7	9	7	9

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, included in Q3/11 other expenses is EUR 26 million restructuring charges, previously reflected within cost of sales (EUR 12 million), R&D (EUR 1 million), selling and marketing (EUR 7 million) and administrative expenses (EUR 6 million).

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	1-9/2012	1-9/2011 (1)	1-9/2012	1-9/2011

Net sales	22 135	28 654	22 136	28 656
Cost of sales	-16 329	-20 197	-16 264	-20 185

Gross profit	5 806	8 457	5 872	8 471
Research and development expenses	-3 659	-4 176	-3 370	-3 861
Selling and marketing expenses	-2 460	-2 787	-2 212	-2 474
Administrative and general expenses	-739	-827	-739	-827
Other income	214	134	175	134
Other expenses	-1 904	-920	-235	-96

Operating loss/profit	-2 742	-119	-509	1 347
Share of results of associated companies	-3	-24	-3	-24
Financial income and expenses	-274	-81	-274	-81

Loss/profit before tax	-3 019	-224	-786	1 242
Tax	-1 025	-188	-116	-508

Loss/profit	-4 044	-412	-902	734

Loss/profit attributable to equity holders of the parent	-3 308	-92	-860	852
Loss attributable to non-controlling interests	-736	-320	-42	-118
	-4 044	-412	-902	734

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.89	-0.02	-0.23	0.23
Diluted	-0.89	-0.02	-0.23	0.23

Average number of shares (1 000 shares)
Basic	3 710 799	3 709 875	3 710 799	3 709 875
Diluted	3 710 799	3 709 875	3 710 799	3 714 151

Depreciation and amortization, total	1 010	1 182	450	549

Share-based compensation expense, total	-2	9	-2	9

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, included in P1-9/2011 other expenses is EUR 122 million restructuring charges, previously reflected within cost of sales (EUR 42 million), R&D (EUR 35 million), selling and marketing (EUR 18 million) and administrative expenses (EUR 27 million).

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

Reported	7-9/2012	Y-o-Y change, %	7-9/2011	1-12/2011

Europe	1 977	-23	2 559	11 875
Middle-East & Africa	1 014	-20	1 263	5 510
Greater China	592	-62	1 545	6 532
Asia-Pacific	2 249	3	2 181	8 759
North America	403	-9	442	1 709
Latin America	1 004	1	990	4 274

Total	7 239	-19	8 980	38 659

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	30.09.12	Y-o-Y change, %	30.09.11	31.12.11

Europe	38 411	-28	53 532	49 255
Middle-East & Africa	4 034	-23	5 207	5 062
Greater China	19 516	-13	22 313	22 568
Asia-Pacific	25 695	-15	30 370	29 595
North America	7 440	-19	9 133	8 443
Latin America	10 169	-34	15 394	15 127

Total	105 265	-23	135 949	130 050

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 7-9/2012	Special items & PPA 7-9/2012	Non-IFRS 7-9/2012	Reported 7-9/2011	Special items & PPA 7-9/2011	Non-IFRS 7-9/2011

Net sales	3 563	—	3 563	5 392	—	5 392
Cost of sales	-2 903	—	-2 903	-4 008	—	-4 008

Gross profit	660	—	660	1 384	—	1 384
% of net sales	18.5		18.5	25.7		25.7

Research and development expenses (1)	-426	1	-425	-536	1	-535
% of net sales	12.0		11.9	9.9		9.9

Selling and marketing expenses	-409	—	-409	-494	—	-494
% of net sales	11.5		11.5	9.2		9.2

Administrative and general expenses	-81	—	-81	-97	—	-97
% of net sales	2.3		2.3	1.8		1.8

Other income and expenses (2)	-427	419	-8	-89	89	0

Operating loss/profit	-683	420	-263	168	90	258
% of net sales	-19.2		-7.4	3.1		4.8

(1) Amortization of acquired intangible assets of EUR 1 million in Q3/12 and EUR 1 million in Q3/11.

(2) Restructuring charges and other associated items of EUR 454 million and a benefit from a cartel claim settlement of EUR 35 million recognized in Devices & Services other in Q3/12. Restructuring charges of EUR 59 million and associated impairments of EUR 54 million as well as a positive Accenture deal closing adjustment of EUR 24 million recognized in Devices & Services other in Q3/11.

Location & Commerce, EUR million

(unaudited)

	Reported 7-9/2012	Special items & PPA 7-9/2012	Non-IFRS 7-9/2012	Reported 7- 9/2011	Special items & PPA 7-9/2011	Non-IFRS 7-9/2011

Net sales	265	—	265	282	—	282
Cost of sales	-52	—	-52	-52	—	-52

Gross profit	213	—	213	230	—	230
% of net sales	80.4		80.4	81.6		81.6

Research and development expenses (1)	-219	88	-131	-235	84	-151
% of net sales	82.6		49.4	83.3		53.5

Selling and marketing expenses (2)	-30	3	-27	-63	29	-34
% of net sales	11.3		10.2	22.3		12.1

Administrative and general expenses	-17	—	-17	-16	—	-16
% of net sales	6.4		6.4	5.7		5.7

Other income and expenses (3)	-3	2	-1	-1	—	-1

Operating loss/profit	-56	93	37	-85	113	28
% of net sales	-21.1		14.0	-30.1		9.9

(1) Amortization of acquired intangibles of EUR 88 million in Q3/12 and EUR 84 million in Q3/11.

(2) Amortization of acquired intangibles of EUR 3 million in Q3/12 and EUR 29 million in Q3/11.

(3) Restructuring charges of EUR 2 million in Q3/12.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 7-9/2012	Special items & PPA 7-9/2012	Non-IFRS 7-9/2012	Reported 7-9/2011 (1)	Special items & PPA 7-9/2011 (1)	Non- IFRS 7-9/2011

Net sales	3 501	—	3 501	3 413	—	3 413
Cost of sales (2)	-2 383	10	-2 373	-2 506	9	-2 497

Gross profit	1 118	10	1 128	907	9	916
% of net sales	31.9		32.2	26.6		26.8

Research and development expenses (3)	-473	2	-471	-555	6	-549
% of net sales	13.5		13.5	16.3		16.1

Selling and marketing expenses (4)	-258	42	-216	-332	79	-253
% of net sales	7.4		6.2	9.7		7.4

Administrative and general expenses	-110	—	-110	-134	—	-134
% of net sales	3.1		3.1	3.9		3.9

Other income and expenses (5)	-95	87	-8	—	26	26

Operating loss/profit	182	141	323	-114	120	6
% of net sales	5.2		9.2	-3.3		0.2

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, included in Q3/11 other expenses is EUR 26 million restructuring charges, previously reflected within cost of sales (EUR 12 million), R&D (EUR 1 million), selling and marketing (EUR 7 million) and administrative expenses (EUR 6 million).

(2) Charges of EUR 10 million in Q3/2012 related to country and contract exits based on Nokia Siemens Networks’ new strategy that focuses on key markets and product segments. Amortization of acquired intangibles of EUR 9 million in Q3/11.

(3) Amortization of acquired intangibles of EUR 2 million in Q3/12 and EUR 6 million in Q3/11.

(4) Amortization of acquired intangibles of EUR 42 million in Q3/12 and EUR 79 million in Q3/11.

(5) Restructuring charges and other associated items of EUR 64 million, including a positive adjustment of EUR 7 million related to country and contract exits based on Nokia Siemens Networks’ new strategy that focuses on key markets and product segments and amortization of acquired intangible assets EUR 23 million in Q3/12. Restructuring charges of EUR 26 million in Q3/11.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 7-9/2012	Special items & PPA 7-9/2012	Non-IFRS 7-9/2012	Reported 7-9/2011	Special items & PPA 7-9/2011	Non-IFRS 7-9/2011

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	-1	—	-1	—	—	—

Selling and marketing expenses	-2	—	-2	—	—	—

Administrative and general expenses	-28	—	-28	-37	—	-37

Other income and expenses	12	—	12	-3	—	-3

Operating loss	-19	—	-19	-40	—	-40

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

NOKIA GROUP

	Reported 7-9/2012	Special items & PPA 7-9/2012	Non-IFRS 7-9/2012	Reported 7-9/2011 (1)	Special items & PPA 7-9/2011 (1)	Non-IFRS 7-9/2011

Net sales	7 239	—	7 239	8 980	—	8 980
Cost of sales (2)	-5 248	10	-5 238	-6 459	9	-6 450

Gross profit	1 991	10	2 001	2 521	9	2 530
% of net sales	27.5		27.6	28.1		28.2

Research and development expenses (3)	-1 119	91	-1 028	-1 326	91	-1 235
% of net sales	15.5		14.2	14.8		13.8

Selling and marketing expenses (4)	-699	45	-654	-889	108	-781
% of net sales	9.7		9.0	9.9		8.7

Administrative and general expenses	-236	—	-236	-284	—	-284
% of net sales	3.3		3.3	3.2		3.2

Other income and expenses (5)	-513	508	-5	-93	115	22

Operating loss/profit	-576	654	78	-71	323	252
% of net sales	-8.0		1.1	-0.8		2.8

Share of results of associated companies	2	—	2	-5	—	-5
Financial income and expenses	-97	—	-97	-7	—	-7

Loss/profit before tax	-671	654	-17	-83	323	240
Tax (6)	-272	122	-150	-68	-73	-141

Loss/profit	-943	776	-167	-151	250	99

Loss/profit attributable to equity holders of the parent	-969	706	-263	-68	192	124
Loss/profit attributable to non-controlling interests	26	70	96	-83	58	-25
	-943	776	-167	-151	250	99

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.26		-0.07	-0.02		0.03
Diluted	-0.26		-0.07	-0.02		0.03

Average number of shares
(1 000 shares)
Basic	3 710 982		3 710 982	3 710 070		3 710 070
Diluted	3 710 982		3 710 982	3 710 070		3 713 654

Depreciation and amortization, total	285	-159	126	389	-199	190

Share-based compensation expense, total	7	—	7	9	—	9

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, included in Q3/11 other expenses is EUR 26 million restructuring charges, previously reflected within cost of sales (EUR 12 million), R&D (EUR 1 million), selling and marketing (EUR 7 million) and administrative expenses (EUR 6 million).

(2) Charges of EUR 10 million in Q3/2012 related to country and contract exits based on Nokia Siemens Networks’ new strategy that focuses on key markets and product segments. Amortization of acquired intangible assets of EUR 9 million in Q3/11.

(3) Amortization of acquired intangible assets of EUR 91 million in Q3/12 and EUR 91 million in Q3/11.

(4) Amortization of acquired intangible assets of EUR 45 million in Q3/12 and EUR 108 million in Q3/11.

(5) Restructuring charges and other associated items of EUR 520 million, including a positive adjustment of EUR 7 million related to country and contract exits as well as a benefit from a cartel claim settlement of EUR 35 million and amortization of acquired intangible assets of EUR 23 million in Q3/12. Restructuring charges of EUR 85 million and associated impairments of EUR 54 million as well as a positive Accenture deal closing adjustment of EUR 24 million in Q3/11.

(6) EUR 157 million non-cash deferred tax expense related to corporate reorganizations arising from Location & Commerce business integration offset by the tax impact of special items and PPA of EUR 35 million in Q3/12. Tax impact on special items and PPA of EUR 73 million in Q3/11.

CONSOLIDATED INCOME STATEMENTS, IFRS, EUR million

(unaudited)

	7-9/2012	7-9/2011 (1)	1-9/2012	1-9/2011 (1)	1-12/2011 (1)

Net sales	7 239	8 980	22 135	28 654	38 659
Cost of sales	-5 248	-6 459	-16 329	-20 197	-27 300

Gross profit	1 991	2 521	5 806	8 457	11 359
Research and development expenses	-1 119	-1 326	-3 659	-4 176	-5 584
Selling and marketing expenses	-699	-889	-2 460	-2 787	-3 769
Administrative and general expenses	-236	-284	-739	-827	-1 085
Impairment of goodwill	—	—	—	—	-1 090
Other income	116	44	214	134	221
Other expenses	-629	-137	-1 904	-920	-1 125

Operating loss	-576	-71	-2 742	-119	-1 073
Share of results of associated companies	2	-5	-3	-24	-23
Financial income and expenses	-97	-7	-274	-81	-102

Loss before tax	-671	-83	-3 019	-224	-1 198
Tax	-272	-68	-1 025	-188	-290

Loss	-943	-151	-4 044	-412	-1 488

Loss attributable to equity holders of the parent	-969	-68	-3 308	-92	-1 164
Loss attributable to non-controlling interests	26	-83	-736	-320	-324

	-943	-151	-4 044	-412	-1 488

Earnings per share, EUR
(for loss attributable to the equity holders of the parent)
Basic	-0.26	-0.02	-0.89	-0.02	-0.31
Diluted	-0.26	-0.02	-0.89	-0.02	-0.31

Average number of shares (1 000 shares)
Basic	3 710 982	3 710 070	3 710 799	3 709 875	3 709 947
Diluted	3 710 982	3 710 070	3 710 799	3 709 875	3 709 947

Depreciation and amortization, total	285	389	1 010	1 182	1 562

Share-based compensation expense, total	7	9	-2	9	18

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, included in Q3/11 other expenses is EUR 26 million restructuring charges, previously reflected within cost of sales (EUR 12 million), R&D (EUR 1 million), selling and marketing (EUR 7 million) and administrative expenses (EUR 6 million), in Q1 to Q3 2011 included in other expenses is EUR 122 million restructuring charges, previously reflected within cost of sales (EUR 42 million), R&D (EUR 35 million), selling and marketing (EUR 18 million) and administrative expenses (EUR 27 million) and in the full year 2011 included in other expenses is EUR 126 million restructuring charges, previously reflected within cost of sales (EUR 40 million), R&D (EUR 28 million), selling and marketing (EUR 22 million) and administrative expenses (EUR 36 million).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, IFRS, EUR million

(unaudited)

	7-9/2012	7-9/2011	1-9/2012	1-9/2011	1-12/2011

Loss	-943	-151	-4 044	-412	-1 488

Other comprehensive income/expense
Items that may be reclassified subsequently to profit or loss
Translation differences	-217	425	33	-375	9
Net investment hedge gains (+) / losses (-)	26	-161	-23	82	-37
Cash flow hedges	-3	31	4	71	116
Available-for-sale investments	-1	34	33	46	70
Other increase/decrease, net	-13	22	4	13	-16
Income tax related to components of other
comprehensive income/expense	12	21	11	-37	-16

Other comprehensive income/expense, net of tax	-196	372	62	-200	126

Total comprehensive income/expense	-1 139	221	-3 982	-612	-1 362

Total comprehensive income/expense attributable to
equity holders of the parent	-1 169	294	-3 281	-301	-1 083
non-controlling interests	30	-73	-701	-311	-279
	-1 139	221	-3 982	-612	-1 362

SEGMENT INFORMATION AND ELIMINATIONS, EUR million

(unaudited)

Third quarter 2012, reported

	Smart Devices 7-9/2012	Mobile Phones 7-9/2012	Devices & Services other 7-9/2012	Devices & Services 7-9/2012	Location & Commerce 7-9/2012	Nokia Siemens Networks 7-9/2012	Corporate Common 7-9/2012	Eliminations 7-9/2012	Nokia Group 7-9/2012

Net sales (1)	976	2 366	221	3 563	265	3 501		-90	7 239
Cost of sales (2)	-1 010	-1 853	-40	-2 903	-52	-2 383		90	-5 248
Gross profit	-34	513	181	660	213	1 118	—	—	1 991
% of net sales	-3.5	21.7	81.9	18.5	80.4	31.9			27.5

Operating expenses	-441	-393	-82	-916	-266	-841	-31	—	-2 054

Other income and expenses	-2	-4	-421	-427	-3	-95	12	—	-513

Contribution	-477	116	-322
% of net sales	-48.9	4.9	-145.7

Operating profit/loss				-683	-56	182	-19	—	-576
% of net sales				-19.2	-21.1	5.2			-8.0

Third quarter 2011, reported

	Smart Devices 7-9/2011	Mobile Phones 7-9/2011	Devices & Services other 7-9/2011	Devices & Services 7-9/2011	Location & Commerce 7-9/2011	Nokia Siemens Networks 7-9/2011	Corporate Common 7-9/2011	Eliminations 7-9/2011	Nokia Group 7-9/2011

Net sales (1)	2 194	2 915	283	5 392	282	3 413	—	-107	8 980
Cost of sales (2)	-1 739	-2 226	-43	-4 008	-52	-2 506	—	107	-6 459
Gross profit	455	689	240	1 384	230	907	—	—	2 521
% of net sales	20.7	23.6	84.8	25.7	81.6	26.6			28.1

Operating expenses	-656	-404	-67	-1 127	-314	-1 021	-37	—	-2 499

Other income and expenses	11	10	-110	-89	-1	—	-3	—	-93

Contribution	-190	295	63
% of net sales	-8.7	10.1	22.3

Operating loss				168	-85	-114	-40	—	-71
% of net sales				3.1	-30.1	-3.3			-0.8

(1) Includes IPR income recognized in Devices & Services Other net sales.

(2) Devices & Services related IPR royalty costs recognized in Smart Devices and Mobile Phones.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION, IFRS, EUR million (unaudited)

ASSETS	30.09.2012	30.09.2011	31.12.2011
Non-current assets
Capitalized development costs	—	13	6
Goodwill	4 882	5 778	4 838
Other intangible assets	804	1 567	1 406
Property, plant and equipment	1 594	1 884	1 842
Investments in associated companies	57	72	67
Available-for-sale investments	671	606	641
Deferred tax assets	1 523	1 863	1 848
Long-term loans receivable	69	83	99
Other non-current assets	4	3	3
	9 604	11 869	10 750
Current assets
Inventories	1 969	2 500	2 330
Accounts receivable	5 426	6 749	7 181
Prepaid expenses and accrued income	3 544	4 284	4 488
Current portion of long-term loans receivable	28	46	54
Other financial assets	464	347	500
Investments at fair value through profit and loss, liquid assets	462	438	433
Available-for-sale investments, liquid assets	657	1 945	1 233
Available-for-sale investments, cash equivalents	4 599	6 695	7 279
Bank and cash	3 061	1 731	1 957
	20 210	24 735	25 455
Total assets	29 814	36 604	36 205

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	357	355	362
Treasury shares	-629	-646	-644
Translation differences	773	506	771
Fair value and other reserves	175	100	154
Reserve for invested non-restricted equity	3 136	3 150	3 148
Retained earnings	3 790	8 937	7 836
	7 848	12 648	11 873
Non-controlling interests	1 337	2 042	2 043
Total equity	9 185	14 690	13 916

Non-current liabilities
Long-term interest-bearing liabilities	3 827	4 178	3 969
Deferred tax liabilities	983	844	800
Other long-term liabilities	69	74	76
	4 879	5 096	4 845
Current liabilities
Current portion of long-term loans	288	164	357
Short-term borrowing	1 100	1 400	995
Other financial liabilities	152	316	483
Accounts payable	4 254	5 091	5 532
Accrued expenses and other liabilities	7 260	7 307	7 450
Provisions	2 696	2 540	2 627
	15 750	16 818	17 444
Total shareholders’ equity and liabilities	29 814	36 604	36 205
Interest-bearing liabilities	5 215	5 742	5 321
Shareholders’ equity per share, EUR	2.11	3.41	3.20
Number of shares (1 000 shares) (1)	3 710 984	3 710 076	3 710 189

(1) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENTS OF CASH FLOWS, IFRS, EUR million

(unaudited)

	7-9/2012	7-9/2011	1-9/2012	1-9/2011	1-12/2011
Cash flow from operating activities
Loss attributable to equity holders of the parent	-969	-68	-3 308	-92	-1 164
Adjustments, total	1 137	444	3 256	1 672	3 486
Change in net working capital	-200	320	171	-868	-638
Cash generated from operations	-32	696	119	712	1 684
Interest received	33	50	100	137	190
Interest paid	-54	-57	-189	-188	-283
Other financial income and expenses, net	-284	367	-559	376	264
Income taxes paid	-92	-204	-388	-534	-718
Net cash used in / from operating activities	-429	852	-917	503	1 137

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-40	—	24	-797	-817
Purchase of current available-for-sale investments, liquid assets	-1 105	-1 545	-1 498	-2 782	-3 676
Purchase of investments at fair value through profit and loss, liquid assets	—	—	-40	-530	-607
Purchase of non-current available-for-sale investments	-14	-14	-45	-91	-111
Purchase of shares in associated companies	—	-2	-1	-2	-2
Proceeds from (+) / payment of (-) other long-term loans receivable	2	-1	1	-15	-14
Proceeds from (+) / payment of (-) short-term loans receivable	-39	-18	13	-22	-31
Capital expenditures	-68	-173	-315	-443	-597
Proceeds from disposal of shares in Group companies, net of disposed cash	—	—	1	-3	-5
Proceeds from disposal of shares in associated companies	—	—	5	1	4
Disposal of businesses	-1	2	-122	3	3
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	679	905	2 071	4 499	6 090
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	44	237	44	1 064	1 156
Proceeds from sale of non-current available-for-sale investments	26	5	34	38	57
Proceeds from sale of fixed assets	5	10	95	37	48
Dividends received	—	—	3	1	1
Net cash from investing activities	-511	-594	270	958	1 499

Cash flow from financing activities
Other contributions from shareholders	—	500	—	546	546
Proceeds from long-term borrowings	1	—	2	1	1
Repayment of long-term borrowings	-50	—	-243	-28	-51
Proceeds from (+) / payment of (-) short-term borrowings	90	100	91	435	-59
Dividends paid	—	-5	-749	-1 509	-1 536
Net cash used in financing activities	41	595	-899	-555	-1 099

Foreign exchange adjustment	-127	162	-30	-72	107
Net increase (+) / decrease (-) in cash and cash equivalents	-1 026	1 015	-1 576	834	1 644
Cash and cash equivalents at beginning of period	8 686	7 411	9 236	7 592	7 592
Cash and cash equivalents at end of period	7 660	8 426	7 660	8 426	9 236

NB: The figures in the consolidated statement of cash flows cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before non- controlling interest	Non- controlling interest	Total equity
Balance at December 31, 2010	246	312	-663	825	3	3 161	10 500	14 384	1 847	16 231
Translation differences				-379				-379	5	-374
Net investment hedge gains, net of tax				60				60		60
Cash flow hedges, net of tax					52			52	4	56
Available-for-sale investments, net of tax					45			45		45
Other decrease, net							13	13		13
Loss							-92	-92	-320	-412
Total comprehensive income	—	—	—	-319	97	—	-79	-301	-311	-612
Share-based compensation		10						10		10
Excess tax benefit on share-based compensation		-3						-3		-3
Settlement of performance and restricted shares		-10	17			-11		-4		-4
Other contributions from shareholders		46						46	500	546
Dividend							-1 484	-1 484	-8	-1 492
Acquisitions and other change in non-controlling interests								—	14	14
Total of other equity movements	—	43	17	—	—	-11	-1 484	-1 435	506	-929
Balance at September 30, 2011	246	355	-646	506	100	3 150	8 937	12 648	2 042	14 690

Balance at December 31, 2011	246	362	-644	771	154	3 148	7 836	11 873	2 043	13 916
Translation differences				35				35	-2	33
Net investment hedge losses, net of tax				-33				-33		-33
Cash flow hedges, net of tax					-13			-13	39	26
Available-for-sale investments, net of tax					34			34	-1	33
Other increase, net							4	4	-1	3
Loss							-3 308	-3 308	-736	-4 044
Total comprehensive income	—	—	—	2	21	—	-3 304	-3 281	-701	-3 982
Share-based compensation		-1						-1		-1
Excess tax benefit on share-based compensation		1						1		1
Settlement of performance and restricted shares		-5	15			-12		-2		-2
Dividend							-742	-742	-7	-749
Other change in non-controlling interests								—	2	2
Total of other equity movements	—	-5	15	—	—	-12	-742	-744	-5	-749
Balance at September 30, 2012	246	357	-629	773	175	3 136	3 790	7 848	1 337	9 185

INTEREST-BEARING LIABILITIES, EUR million

(unaudited)

Nokia	Issuer/Borrower	Final Maturity	30.9.2012	30.9.2011	31.12.2011
Revolving Credit Facility (EUR 1 500 million)	Nokia Corporation	March 2016	—	—	—
EUR Bond 2014 (EUR 1 250 million 5.5%)	Nokia Corporation	February 2014	1 250	1 250	1 250
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500	500
USD Bond 2019 (USD 1000 million 5.375%)	Nokia Corporation	May 2019	765	736	766
USD Bond 2039 (500 million 6.625%)	Nokia Corporation	May 2039	382	368	383
EUR EIB R&D Loan	Nokia Corporation	February 2014	500	500	500
Other interest-bearing liabilities	Nokia Corporation and various subsidiaries		404	327	297
Total Nokia			3 801	3 681	3 696

Nokia Siemens Networks	Issuer/Borrower	Final Maturity	30.9.2012	30.9.2011	31.12.2011
Revolving Credit Facility (EUR 2 000 million)	Nokia Siemens Networks Finance B.V.	June 2012	—	930	612
Bank Term Loan (EUR 750 million)	Nokia Siemens Networks Finance B.V.	June 2013	750	—	—
Revolving Credit Facility (EUR 750 million)	Nokia Siemens Networks Finance B.V.	June 2015	—	—	—
EUR Finnish Pension Loan	Nokia Siemens Networks Finance B.V.	October 2015	154	198	176
EUR EIB R&D Loan	Nokia Siemens Networks Finance B.V.	January 2015	150	250	250
EUR Nordic Investment Bank	Nokia Siemens Networks Finance B.V.	March 2015	80	80	80
Other interest-bearing liabilities	Nokia Siemens Networks Finance B.V. and various subsidiaries		280	603	507
Total Nokia Siemens Networks			1 414	2 061	1 625

Total Nokia Group			5 215	5 742	5 321

All Nokia borrowings listed above are Senior Unsecured and have no financial covenants. All Nokia Siemens Networks borrowings listed above are Senior Unsecured and with financial covenants. Nokia has not guaranteed any of the Nokia Siemens Networks borrowings and thus these are non-recourse to Nokia. All Nokia Siemens Networks Finance B.V. borrowings above are guaranteed by Nokia Siemens Networks Oy and also available to Nokia Siemens Networks Oy. In December 2011, Nokia Siemens Networks signed a forward starting term and revolving credit facilities agreement to replace its revolving credit facility that matured in June 2012.

Nokia Siemens Networks’ EUR Finnish Pension Loan, EUR EIB R&D Loan and EUR Nordic Investment Bank Loan are amortizing loans with current maturities (less than 12 months) of EUR 44 million, EUR 100 million and EUR 39 million, respectively.

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	30.09.2012	30.09.2011	31.12.2011

Collateral for own commitments
Property under mortgages	—	18	18
Assets pledged	2	2	2

Contingent liabilities on behalf of Group companies
Other guarantees	1 130	1 281	1 292

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	23	—	—
Other guarantees	17	16	16

Leasing obligations	958	1 015	1 027

Financing commitments
Customer finance commitments	30	105	86
Venture fund commitments	282	148	133

1 EUR = 1.308 USD

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). The same accounting policies and methods of computation are followed in the interim financial statements as were followed in the consolidated financial statements of Nokia for 2011.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products that operate on the Windows Phone operating system that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products that operate on the Windows Phone operating system a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone products that achieves sufficient scale, value and attractiveness to all market participants; 3) reduced demand for, and net sales of, Nokia products that operate on the Windows Phone 7 operating system in anticipation and availability of Nokia products with the new Windows Phone 8 operating system; 4) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 5) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and divestments in order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses as well as our ability to accurately estimate the related restructuring charges and restructuring related cash outflows; 6) our future sales performance, among other factors, may require us to recognize allowances related to excess component inventory, future purchase commitments and inventory write-offs in our Devices & Services business;  7) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 8) our ability to produce attractive and competitive devices in our Mobile Phones business unit including feature phones and devices with more smartphone-like features such as full touch devices, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 9) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the success of our Location & Commerce strategy, including our ability to establish a successful location-based platform, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 12) our actual performance in the short-term and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of our reporting units and may result in impairment charges; 13) our success in collaboration and partnering arrangements with third parties, including Microsoft; 14) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 15) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 16) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 18) the success, financial condition and performance of our suppliers, collaboration partners and customers; 19) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 20) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 21) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 22) any actual or even alleged defects or other quality, safety and security issues in our products; 23) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 24) our ability to successfully manage the pricing of our products and costs related to our products and operations; 25) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 26) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 27) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 28) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 29) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 30) any disruption to information technology systems and networks that our operations rely on; 31) unfavorable outcome of litigations; 32) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 33) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 36) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 37) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 38) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 39) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 40) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 41) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 42) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki — October 18, 2012

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900 email: press.services@nokia.com

Investor Relations Europe, tel. +358 7180 34927

Investor Relations US, tel. +1 914 368 0555

• Nokia plans to publish its fourth quarter and annual 2012 report on January 24, 2013.

• Nokia plans to publish the “Nokia in 2012” annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 13 of 2013.

• Nokia’s Annual General Meeting is scheduled to be held on May 7, 2013.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2012	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal